                                                                    Exhibit 99.1


                                                     (HANARO TELECOM, INC. LOGO)

FOR IMMEDIATE RELEASE



                               Contacts:    Hanaro Telecom, Inc.
                                            Kyu June Hwang, Investor Relations
                                            822-6266-2380
                                            kyujune@hanaro.com
                                            - or -
                                            Taylor Rafferty, New York
                                            Brian Rafferty
                                            1-212-889-4350
                                            Taylor Rafferty, London
                                            Noah Schwartz
                                            44-20-7936-0400
                                            hanaro@taylor-rafferty.com


HANARO TELECOM ANNOUNCES ROBUST 2003 SECOND QUARTER RESULTS

SEOUL, SOUTH KOREA - August 14, 2003 - Hanaro Telecom, Inc. (KOSDAQ: 33630) (NASDAQ: HANA) ("Hanaro" or "the Company"), one of Korea's largest broadband Internet access and local call service providers, today announced the results of its operations for the second quarter ended June 30, 2003. The results are unaudited, unconsolidated, and prepared in accordance with generally accepted accounting principles in Korea.

2Q03 HIGHLIGHTS

o EBITDA increased 30.3% in 2Q03 to KRW 122.5 billion (US$ 102.7 million) from KRW 94.0 billion in 1Q03, reinstating Hanaro's previously uninterrupted EBITDA ascent.

o Revenues increased 4.7% to KRW 344.4 billion (US$ 288.7 million) in 2Q03 from KRW 329.1 billion in 1Q03.

o Operating costs decreased slightly by 2.7% to KRW 326.4 billion (US$ 273.6 million) in 2Q03 from KRW 335.5 billion in 1Q03.

* Income Statement figures have been converted for reader convenience at the exchange rate of US$1 = KRW1,1931.1, which is the "Korea Exchange Bank closing standard rate" on June 30, 2003.

Hanaro's Vice President, Mr. Young Wan Cho, commented, "Although we are pleased with Hanaro's second quarter results, which provided the return to upwards trending financial performance and once more verified Hanaro's leading brand and service position, we are resolutely focused on overcoming our current short term liquidity issue. Resulting from various industry and ownership structural intricacies, Hanaro's recently appointed CEO Mr. Yoon and management are working to remedy Hanaro's current liquidity requirements through initiatives such as issuing commercial paper. We are confident that in first solving our short-term financial challenges, Hanaro will be in a strong position to re-evaluate long-term improvements to our financial structure to achieve continuous operational gains and efficiencies."

                              (PERFORMANCE GRAPH)

                                     EBITDA
                              (Unit: KRW billion)

               4Q01     1Q02     2Q02     3Q02      4Q02      1Q03     2Q03
               ----     ----     ----     ----      ----      ----     ----
EBITDA         55.0     74.2     86.7     111.1     119.5     94.0     122.5



                              (PERFORMANCE GRAPH)

                        OPERATING LOSS/PROFIT TO REVENUE

           4Q01      1Q02       2Q02      3Q02      4Q02      1Q03     2Q03
           ----      ----       ----      ----      ----      ----     ----
EBITDA     -14.0%   -7.1%      -2.7%     4.2%      5.8%      -1.9%    5.2%


OPERATIONAL REVIEW

POSITIVE TREND RESTORED

Hanaro restored its positive earnings in 2Q03 recording revenues of KRW 344.4 billion with an EBITDA of KRW 122.5 billion and EBITDA margin of 35.6%. The Company achieved operating profits of KRW 18.0 billion with a 2.7% decrease QoQ in operating costs.

Revenues and costs improved significantly due to the easing of market competition during the period.


SUBSCRIBER GROWTH (SEE TABLE 1)

The total broadband subscriber base at the end of 2Q03 was 2,963,514, representing a slight decrease of 0.35% from 2,973,921 at the end of 1Q03, reflecting the discontinuation of promotional initiatives.

In 2Q03, the proportion of subscribers for products such as VDSL, Pro, Mid and Lite were 3.62%, 16.92%, 3.77%, and 75.69%, respectively.

TABLE 1: NUMBER OF SUBSCRIBERS BY SERVICE CATEGORY

1. BROADBAND


  PRODUCTS          JULY '03            2Q03            1Q03             4Q02             3Q02
  --------          ---------        ---------        ---------        ---------        ---------
    VDSL              122,472          107,188           59,805             --               --

    ADSL            1,177,415        1,188,209        1,235,246        1,294,368        1,310,144

    CATV            1,619,559        1,618,449        1,632,351        1,539,690        1,501,519

    LMDS               34,108           34,736           37,014           38,293           39,531

Wireless LAN           16,843           14,932            9,505            5,175            1,782
                    ---------        ---------        ---------        ---------        ---------
   TOTAL            2,970,397        2,963,514        2,973,921        2,877,526        2,852,976
                    =========        =========        =========        =========        =========

2. VOICE

 PRODUCTS          JULY '03            2Q03            1Q03             4Q02             3Q02
 --------          ---------        ---------        ---------        ---------        ---------
Residential          720,011          718,590          699,033          679,977          643,139

 Corporate           274,035          272,255          259,802          250,057          336,942

    VoIP              27,164           25,898           14,492            9,818              937
                   ---------        ---------        ---------        ---------        ---------
   TOTAL           1,021,210        1,016,743          973,327          939,852          981,018
                   =========        =========        =========        =========        =========

3. LEASED LINES

     PRODUCTS              JULY '03        2Q03           1Q03           4Q02           3Q02
     --------              --------        -----          -----          -----          -----
   Leased line              3,465          3,287          2,948          2,641          2,085

Internet dedicated          3,863          3,748          4,051          4,068          4,004
                            -----          -----          -----          -----          -----
      TOTAL                 7,328          7,035          6,999          6,709          6,089
                            =====          =====          =====          =====          =====



RESOLUTIONS OF EXTRAORDINARY SHAREHOLDERS' MEETING

Hanaro held an Extraordinary Shareholders' Meeting ("EGM" or "the Meeting") and a Board of Directors Meeting immediately following the EGM on August 5, 2003. Five items were proposed for approval at the EGM: 1) Approval of per share price of rights issue below par value, 2) Approval of new rights issue, 3) Amendment of the Articles of Incorporation, 4) Appointment of standing director, and 5) Appointment of non-standing director.

With the exception of item 4, the Company failed to obtain shareholder approval on the proposed agenda. Through the EGM, the Company intended a new common shares rights issuance amounting to KRW 500 billion. The rights issuance was to be in a form of public offering after initially giving existing shareholders the right of first refusal. However, by failing to obtain approval for items 1, 2, and 5 at the Meeting, the proposed new rights issue has been cancelled.

APPOINTMENT OF NEW CEO

Immediately after the EGM, Mr. Chang-Bun Yoon was unanimously elected as the Company's new

CEO by the Board. Mr. Yoon commenced his responsibilities as Hanaro CEO immediately thereafter. Previously Mr. Yoon served as the President of the Korea Information Society Development Institute (KISDI), a leading think-tank and government research institute for policy development for the information technology sector in Korea. Mr. Yoon received his doctorate in Finance from Northwestern University, his MBA with a concentration in Finance and International Business from Columbia University, and a bachelor's degree in Industrial Engineering from Seoul National University in Korea.

BRAND RECOGNITION

For the third consecutive year, Hanaro won first place in the high-speed Internet service category of the National Customer Satisfaction Index's (NCSI) April 2003 survey, once again highlighting the Company's strong brand image and reputation of excellence.

The NCSI survey is conducted by the University of Michigan in the U.S., the Korea Productivity Center, a quasi-government organization, and Chosun Daily Newspaper. The survey evaluates the degree of customer satisfaction of products or services utilizing an evaluation model co-developed by the Korea Productivity Center and the National Quality Research Center of the University of Michigan.


CAPITAL EXPENDITURE

TABLE 2: CAPITAL EXPENDITURES
                                                             (Unit: KRW billion)

                                                             2003
                                                       ------------------
                           2001          2002          1Q03         2Q03
                           -----         -----         ----         -----
Backbone                   200.2         128.5         23.3          23.3

Last-mile                  348.9         205.9         39.2         111.4

IDC                         12.8           3.1          1.5           0.1

Others                      40.9          41.3          6.0           4.8
                           -----         -----         ----         -----
           TOTAL           602.8         378.8         70.0         139.6
                           =====         =====         ====         =====

CAPEX for the second quarter increased by 99.4% to KRW 139.6 billion from KRW
70.0 billion in 1Q03. This was due to a significant increase in last-mile CAPEX to KRW 111.4 billion, of which KRW 20.3 billion was spent for VDSL.


SECOND QUARTER 2003 VS. FIRST QUARTER 2003 FINANCIAL RESULTS

REVENUES (SEE TABLE 3: REVENUE BREAKDOWN)

The following represents a breakdown of revenues by service category.

TABLE 3: REVENUES BREAKDOWN

                              (Unit: KRW billion)

                                                            (% OF                   (% OF                   (% OF
MAJOR SERVICE                PRODUCT            2Q03        REVS)       1Q03        REVS)       4Q02        REVS)
--------------       -------------------        -----       -----       -----       -----       -----       -----
   Broadband          VDSL, ADSL, Cable
Access Service          Modem, LMDS &
     Note1              Wireless LAN            252.0        73.2%      240.6        73.1%      253.9        72.8%

   Telephony          Local call, VoIP
 Service (Note 2)    and Interconnection         60.9        17.7%       55.9        17.0%       59.7        17.1%

  Leased Line        Leased line service
    Service          and Internet Direct         20.4         5.9%       21.3         6.5%       17.5         5.0%

      IDC              Server Hosting             8.2         2.4%        7.9         2.4%        7.5         2.2%

    Others            Bundled products
                         such as PC,
                     solution and others          2.9         0.8%        3.4         1.0%       10.2         2.9%
                                                -----       -----       -----       -----       -----       -----
                  Total                         344.4       100.0%      329.1       100.0%      348.8       100.0%
                                                =====       =====       =====       =====       =====       =====

Note 1:  Broadband revenue includes voice revenue from xDSL bundled with voice.
Note 2: Telephony service = Local call + International Telephony + PABX + Intelligent Network + VoIP + Interconnection

In 2Q03, revenues from BROADBAND ACCESS SERVICE increased 4.7% to KRW 252.0 billion from KRW 240.6 billion in 1Q03. This is attributable to: 1) the easing of market competition during 2Q03 and 2) the revenue generation from the previous quarter's new subscribers as they initiate payment for the services. The aggressive promotional campaigns such as discounts and free trials have discontinued in order to promote healthy competition among the service providers, positively contributing to increased revenue generation.

Revenues from TELEPHONY SERVICES, accounting for 17.7% of the total revenues, increased by 9.0% to KRW 60.9 billion in 2Q03, from KRW 55.9 billion in 1Q03. Although the Company saw a slight decrease in revenues from voice bundled with xDSL and VoIP, there was a noticeable increase of the residential and corporate voice revenues.

Revenues from LEASED LINE SERVICES (including Internet dedicated lines), which accounted for 5.9% of total revenues, decreased 4.0% to KRW 20.4 billion.

Revenues from IDC, accounting for 2.4% of the total revenues, increased by 4.2% to KRW 8.2 billion from KRW 7.9 billion in 1Q03.

Revenues from OTHERS, accounting for 0.8% of total revenues, decreased by 15.8% to KRW 2.9 billion from KRW 3.4 billion in 1Q03. The decrease was mainly due to a drop in revenues from PC Plus.


OPERATING COSTS

Total operating costs in 2Q03 was KRW 326.4 billion, which included depreciation and amortization, commissions to Customer Care Centers and sales agents, telecommunication equipment lease expenses, interconnection fees, wages and salaries, and advertising. With the exception of commission and interconnection fees, most other costs showed an encouraging downward trend.

DEPRECIATION AND AMORTIZATION in 2Q03 increased to KRW 104.5 billion, up 4.1%, compared to KRW 100.4 billion in 1Q03.

COMMISSIONS in 2Q03 totaled KRW 84.8 billion, down 1.3% from KRW 86.0 billion in 1Q03. The Company made an upward adjustment in the commission rate in 1Q03 to KRW 70,000 on average. However, to reduce overall costs, the Company slightly lowered the acquisition commission upper limit to KRW 60,000 in mid April. The real effect is expected to appear in 3Q03 since commissions are paid in arrears.

WAGES AND SALARIES amounted to KRW 18.2 billion in 2Q03, up 0.4% from KRW 18.1 billion in 1Q03.

TELECOMMUNICATIONS EQUIPMENT LEASE EXPENSE was KRW 40.3 billion, down 7.2% from KRW 43.4 billion in 1Q03. The decrease was due to a slowdown of subscriber growth and acquisition of IRU or indefeasible right of use.

INTERCONNECTION FEES amounted to KRW 32.7 billion, down 0.7% from KRW 32.9 billion in 1Q03. The decrease is mainly due to an additional settlement in 1Q03 of interconnection fee incurred last year which amounts to KRW 2.85 billion.

ADVERTISING expenses totaled KRW 5.7 billion, down 33.1% from KRW 8.6 billion in 1Q03.

INVENTORIES SALES COST, which occurred mostly from PCs and LAN Card sales, amounted to KRW 1.7 billion, down 63.1% from KRW 4.5 billion in 1Q03.

REPAIRS AND MAINTENANCE EXPENSE was KRW 13.6 billion, up 6.2% from KRW 12.8 billion in 1Q03. Repairs and maintenance expense included telecommunications facilities maintenance costs and costs for system upgrading/revamping. Repairs and maintenance expenses for telecommunications equipment increased whereas the expenses for software decreased.

OPERATING PROFIT (LOSS)

Hanaro recorded an operating profit in 2Q03 amounting to KRW 18.0 billion due to the easing of market competition through Clean Marketing. The Clean Marketing prohibits any additional promotional benefits given to customers other than those specified in the official service provision and benefits guideline. This is to reduce unnecessary marketing costs resulting from unhealthy competition among the service providers and to increase profitability through the fair market competition. The Company discontinued such promotional campaigns as discounts and free trial periods. EBITDA in 2Q03 increased to KRW 122.5 billion, up 30.3%, from KRW 94.0 billion in 1Q03, with an EBITDA margin of 35.6% in 2Q03.

NON-OPERATING INCOME (EXPENSES)

On the non-operating side, the Company recorded a net loss of KRW 31.6 billion in 2Q03, down 33.4% from KRW 47.5 billion in 1Q03. Interest income and interest expense was KRW 5.4 billion and KRW 40.7 billion, respectively.

NET LOSSES BEFORE INCOME TAXES

Net losses before income taxes were KRW 13.6 billion in 2Q03 compared to KRW
53.8 billion in 1Q03

BASIC NET LOSS PER SHARE AND DILUTED NET LOSS PER SHARE

Basic net loss per share was KRW 49.0 in 2Q03, compared to KRW 193.0 for 1Q03. Diluted net loss per share was the same as the basic net loss per share since there was no share issuance during the third quarter.

This release contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.

COMPANY INFORMATION

Founded September 23, 1997, Hanaro Telecom Inc., is one of Korea's largest high-speed Internet service and local telecommunications providers. The Company, which was established in 1997 and commenced commercial operations on April 1, 1999, is the only competitive local exchange carrier in Korea licensed to provide voice telephony services across its own last-mile access network. It also provides broadband Internet access, multimedia content and corporate data services bundled with voice telephone in an integrated package. Hanaro deploys multiple broadband last mile access technologies to ensure rapid rollout in high-density areas while preserving access speeds and minimizing coverage overlaps as well as capital expenditure. Hanaro listed on the NASDAQ through issuance of American Depository Receipts (ADRs) on March 29, 2000. Its common shares are listed on KOSDAQ.

For additional information, please visit Hanaro Telecom's Investor Relations website: http://ir.hanaro.com/eng

CORPORATE HEADQUARTERS
10/F Ilsan Information Center, 726 Janghang-2dong, Ilsan-ku, Koyang-shi, Kyunggi-do, Korea, 411-837

                               (Tables to follow)

(HANARO TELECOM, INC. LOGO)

                               HANARO TELECOM, INC
          NON-CONSOLIDATED BALANCE SHEET UNDER KOREAN-GAAP (UNAUDITED)
             AS OF JUNE 30, 2003, MARCH 31, 2003 AND JUNE 30, 2002
                  (IN MILLIONS OF KRW AND IN THOUSANDS OF USD)


                                                                       2Q 2003                 1Q 2003        Q ON Q      2Q 2002
                                                             ---------------------------     -----------     --------   -----------
                      ASSETS                                     USD            KRW              KRW         % CHANGE       KRW
                      ------                                 -----------     -----------     -----------     --------   -----------
CURRENT ASSETS:
    Cash and cash equivalents                                $    61,059          72,849         240,883       (69.8%)      278,511
    Short-term financial instruments                         $    95,231         113,620         163,330       (30.4%)      131,723
    Other investments (Note 2)                               $     3,016           3,598          20,241       (82.2%)       18,770
    Trade accounts receivable,net of allowance for
        doubtful accounts of KRW 23,147 Mil                  $   182,019         217,167         198,964         9.1%       205,830
    Short-term loans, net                                    $     6,363           7,592           7,772        (2.3%)        7,193
    Other account receivables,net                            $     2,710           3,233          12,632       (74.4%)        5,930
    Accrued income                                           $     5,021           5,991           6,473        (7.4%)        4,982
    Advance payments                                         $       293             350             382        (8.4%)          185
    Prepaid expenses                                         $     5,533           6,601          12,977       (49.1%)        8,409
    Prepaid tax                                              $     1,208           1,441             575       150.6%         3,709
    Inventories                                              $     7,784           9,287           8,980         3.4%        10,862
                                                             -----------     -----------     -----------     -------    -----------
            TOTAL CURRENT ASSETS                             $   370,236         441,729         673,209       (34.4%)      676,104

Restricted deposits                                          $         5               6               6         0.0%             5
Investment securities                                        $    69,084          82,424          88,406        (6.8%)       90,112
Long-term loans,net                                          $    18,109          21,606          22,290        (3.1%)       23,162
Guarantee deposits                                           $    36,937          44,069          53,382       (17.4%)       61,156
Long-term prepaid expenses                                   $    11,266          13,441          13,715        (2.0%)       13,990
Property, plant & equipment,net                              $ 2,260,163       2,696,600       2,663,700         1.2%     2,695,528
Intangible assets                                            $    39,547          47,183          45,058         4.7%        41,513
                                                             -----------     -----------     -----------     ------     -----------
            TOTAL ASSETS                                     $ 2,805,346       3,347,058       3,559,766        (6.0%)    3,601,570
                                                             ===========     ===========     ===========     =======    ===========


      LIABILITIES & SHAREHOLDERS' EQUITY
      ----------------------------------

CURRENT LIABILITIES
    Trade payables & Other account payables                  $   130,756         156,005         172,579        (9.6%)      223,488
    Short-term borrowings                                    $   129,914         155,000         155,000         0.0%        55,000
    Current portion of long-term debt                        $   333,075         397,392         627,267       (36.6%)      740,102
    Advance received from ABL                                $    64,890          77,420         103,138       (24.9%)      102,861
    Advance receipts                                         $    82,710          98,681         128,244       (23.1%)      126,007
    Accrued expenses                                         $    37,789          45,086          46,244        (2.5%)       43,795
    Others                                                   $    19,102          22,790          39,754       (42.7%)       36,908
                                                             -----------     -----------     -----------     -------    -----------
            TOTAL CURRENT LIABILITIES                        $   798,235         952,374       1,272,226       (25.1%)    1,328,161

 Debentures,net of discount of KRW 24,294 Mil                $   636,331         759,206         698,652         8.7%       594,718
 Long-term borrowings                                        $   172,910         206,299         190,245         8.4%       168,395
 Long-term obligations under capital leases                  $    56,701          67,650          36,792        83.9%        38,087
 Long-term Advanced Received from ABL                        $         0          25,902
 Accrued severance benefits,net                              $    18,882          22,528          24,662        (8.7%)       22,057
 Others                                                      $    27,700          33,049          16,611        99.0%        49,580
                                                             -----------     -----------     -----------     -------    -----------
            TOTAL LIABILITIES                                $ 1,710,759       2,041,106       2,239,188        (8.8%)    2,226,900
                                                             ===========     ===========     ===========     =======    ===========
SHAREHOLDERS' EQUITY
    Common Stock (Note 3)                                    $ 1,170,575       1,396,613       1,396,613         0.0%     1,396,613
    Capital in excess of par value                           $   580,685         692,815         692,815         0.0%       692,815
    Retained earnings-unappropriated                         ($  650,948)       (776,646)       (763,040)        1.8%      (709,237)
    Capital adjustments                                      ($    5,725)         (6,830)         (5,810)       17.6%        (5,521)
                                                             -----------     -----------     -----------     -------    -----------
            TOTAL SHAREHOLDERS' EQUITY                       $ 1,094,587       1,305,952       1,320,578        (1.1%)    1,374,670
                                                             ===========     ===========     ===========     =======    ===========
       TOTAL LIABILITIES & SHAREHOLDERS' EQUITY              $ 2,805,346       3,347,058       3,559,766        (6.0%)    3,601,570
                                                             ===========     ===========     ===========     =======    ===========

(Note 1):   US Dollar translation rate: KRW 1,193.1 to 1 US Dollar which are
            "Korea Exchange Bank closing standard rate" on June 30, 2003.
(Note 2):   It refers to beneficial certificates.
(Note 3):   KRW 5,000 par value; authorized 480,328,800 shares; issued and outstanding 279,322,680 shares.

(HANARO TELECOM, INC. LOGO)

                              HANARO TELECOM INC.
                              -------------------
        NON-CONSOLIDATED INCOME STATEMENT UNDER KOREAN-GAAP (UNAUDITED)
        ---------------------------------------------------------------
   FOR THE THREE MONTHS ENDED JUNE 30, 2003, MARCH 31, 2003 AND JUNE 30, 2002
      (IN MILLIONS OF KRW AND THOUSANDS OF USD, EXCEPT FOR PER SHARE DATA)


                                                         2Q 2003                 1Q 2003         Q ON Q           2Q 2002
                                                -------------------------       ---------       ---------        ---------
                                                   USD             KRW             KRW          % CHANGE            KRW
                                                ---------       ---------       ---------       ---------        ---------

REVENUES:                                       $ 288,689         344,435         329,114             4.7%         307,974
                                                ---------       ---------       ---------       ---------        ---------
      Broadband Access Services                 $ 211,183         251,963         240,594             4.7%         224,135
      Telephony Services (Note 2)               $  51,054          60,913          55,879             9.0%          51,266
      Leased Line Services                      $  17,131          20,439          21,301            (4.0%)         17,033
      Internet Data Center                      $   6,881           8,210           7,882             4.2%           8,154
      Others                                    $   2,439           2,910           3,458           (15.8%)          7,386

OPERATING COSTS:                                $ 273,593         326,424         335,467            (2.7%)        316,357
                                                ---------       ---------       ---------       ---------        ---------
      Depreciation & Amortization               $  87,571         104,481         100,378             4.1%          95,036
      Commissions (Note 3)                      $  71,081          84,807          85,918            (1.3%)         89,863
      Telecom equipment lease expenses          $  33,736          40,251          43,392            (7.2%)         39,994
      Interconnection fees                      $  27,370          32,655          32,890            (0.7%)         21,134
      Wages & Salaries (Note 4)                 $  15,252          18,197          18,121             0.4%          16,798
      Other employee benefits                   $   2,949           3,518           3,959           (11.1%)          4,931
      Repairs and maintenance expense           $  11,427          13,634          12,839             6.2%          14,029
      Advertising                               $   4,829           5,761           8,608           (33.1%)         10,169
      R&D expenses                              $   1,204           1,437           1,281            12.2%           1,594
      Inventory sales cost (Note 5)             $   1,389           1,657           4,486           (63.1%)          8,808
      Others                                    $  16,785          20,026          23,595           (15.1%)         14,001
                                                ---------       ---------       ---------       ---------        ---------
OPERATING PROFIT(LOSS)                          $  15,096          18,011          (6,353)     TURN POSITIVE        (8,383)
                                                ---------       ---------       ---------       ---------        ---------

OTHER INCOME(EXPENSES):
      Interest income                           $   4,537           5,413           5,806            (6.8%)          7,813
      Interest expense                          $  34,131          40,722          41,257            (1.3%)         43,214
      Others                                    $   3,094           3,692         (11,999)         (130.8%)         10,478
                                                ---------       ---------       ---------       ---------        ---------
                                                ($ 26,500)        (31,617)        (47,450)          (33.4%)        (24,923)
                                                ---------       ---------       ---------       ---------        ---------

INCOME/(LOSS) BEFORE INCOME TAX                 ($ 11,404)        (13,606)        (53,803)          (74.7%)        (33,306)


INCOME TAX (EXPENSES)/BENEFIT                   $       0              --              --            --                 --
                                                ---------       ---------       ---------       ---------        ---------
NET INCOME/(LOSS)                               ($ 11,404)        (13,606)        (53,803)          (74.7%)        (33,306)
                                                =========       =========       =========       =========        =========

DILUTED EARNINGS/(LOSS) PER ORDINARY SHARE      ($   0.04)            (49)           (193)          (74.7%)           (119)
DILUTED EARNINGS/(LOSS) PER ADR (NOTE 6)        ($   0.04)            (49)           (193)          (74.7%)           (119)
SHARES OUTSTANDING (1,000 SHARES)                 279,323         279,323         279,323                          279,323

(Note 1):  US Dollar translation rate: KRW 1,193.1 to 1 US Dollar which are
           "Korea Exchange Bank closing standard rate" on June 30, 2003.
(Note 2):  Telephony revenues = Local calls + PABX + I/N +VoIP + International
           Telephony + Interconnection
(Note 3):  Commissions include sales commission, installation commissions, trouble shooting commissions & commissions paid to subsidiaries such as call center (Hanaro Customer Service, Inc.).
(Note 4):  Wages & salaries includes severance and retirement benefits.
(Note 5):  Inventory sales cost includes sales cost for PC which has been sold as bundled products.
(Note 6):  1 ADR stands for 1 common share.